SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 14.58/ share (Bovespa)
NETC: US$ 6.20/ADR (NASDAQ)
XNET: EUR 4.92/share (Latibex)
Total shares: 338,739,120
Market Capitalization: R$ 4.9 billion
Closing price: February 10, 2009

2008 Earnings Release

São Paulo, February 11, 2009 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; NASDAQ: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), today announces its results for the fourth quarter of 2008 (“4Q08”) and fiscal year 2008.

Except where stated otherwise, the following financial and operating information is in accordance with Brazilian corporate legislation (“BR GAAP”) on a consolidated, pro-forma and unaudited basis, including the results of Vivax S.A. (“Vivax”) in Net’s consolidated results, as if the acquisition had actually occurred on January 1, 2007. Except for the balance sheet accounts, the financial and operating results do not consider the acquisition of “BIGTV” on December 29, 2008. Financial information according to US GAAP is shown in the footnotes. The differences between the figures in BR GAAP and US GAAP can be explained by the 6% appreciation in the average exchange rate of the Brazilian Real against the US Dollar comparing 2007 to 2008 and the 28% depreciation of the average exchange rate of the Brazilian Real against the US Dollar comparing 4Q07 to 4Q08 and the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Results	4Q08	4Q07	4Q08 x 4Q07	2008	2007	2008 x 2007
(R$ million, excepted otherwise indicated)

Net Revenue	1,022	799	28%	3,690	2,902	27%
EBITDA(a)	278	216	29%	982	804	22%
EBITDA Margin	27%	27%		27%	28%
Net Income	(91)	96	n.a.	(95)	208	n.a.

Net Debt	1,023	555	84%
Net Debt / EBITDA (last 12 months)	1.04 x	0.69 x	-
Net Debt / EV(b)	0.19 x	0.07 x	-
Operating Highlights
Homes Passed (thousand)	9,784	9,042	8%
Bidirectional Homes Passed (thousand)	7,190	6,448	12%
Pay TV Client base (thousand)
Connected Clients	3,071	2,475	24%
Penetration over Homes Passed	31%	27%	-
Churn Rate – last 12 months	14.9%	15.4%	-
Digital	887	604	47%
Broadband Client Base (thousand)
Connected Clients	2,217	1,423	56%
Penetration over Bidirectional Homes Passed	31%	22%	-
Churn Rate – last 12 months	18.1%	17.1%	-
Voice Service Client Base (thousand)
Connected Clients	1,802	621	190%
Revenue Generating Units(c) (thousand)	7,977	5,124	56%
Client ARPU (R$/households) (d)	136.24	131.34	4%

(a) EBITDA does not represent an accounting item or cash flow for the periods in question. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative to cash flow as a source of liquidity. In addition, the definition of EBITDA may not be comparable to that adopted by other companies.
(b) Enterprise value calculated based on the price of preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c) Sum of Pay TV, Digital Video, Broadband and Voice services.
(d) Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average connected households.

IR Contact:	Telephone: (11) 2111-2721	Email: ri@netservicos.com.br

4Q08 Earnings Results
February 11, 2009
http://ir.netservicos.com.br
Page 2 of 17

EXECUTIVE SUMMARY

The year 2008 will be marked in the Company’s history as the year of the record growth in the subscriber base, combined with the maintenance performance levels considered satisfactory by Management and the Board of Directors. It was a year of several launches such as Net Digital HD Max, which combines the best of high-definition programming with the convenience of a recorder; Net Fone.com, a triple-play offering that marked the Company’s entry in a new and important segment of the population, taking digital inclusion to thousands of Brazilian households; the new Net Vírtua broadband portfolio, featuring speeds of 3, 6 and 12 Mbps; NET Vírtua 5G, the fifth generation broadband service providing ultra-high access speeds through the new network frequency management system, Docsis 3.0; and the new pay TV portfolio, providing segmented programming assortments capable of meeting the most diverse individual and family needs.

The Pay TV base closed the year with 3,071,000 subscribers, 24% more than in 2007. The Broadband base reached 2,217,000 subscribers in 4Q08, 56% more than in 2007. The number of fixed-line subscribers jumped 190% over 2007 to 1,802,000 subscribers.

The Company’s financial result continued to show that it is possible to combine subscriber base growth with a satisfactory performance for its shareholders. Net Revenue was R$ 1,021.8 million in 4Q08, up 28% from R$ 798.7 million in 4Q07, and R$ 3,690.4 million in 2008, 27% up over R$ 2,901.8 million in 2007. Base growth and the higher ARPU (average revenue per user) fueled revenue growth. In 4Q08, ARPU came to R$ 136.24, 3.7% up on the R$ 131.34 recorded in 4Q07. The slowdown in ARPU growth is due to the Company’s strategy of seeking expansion opportunities in a new market segment. Note that the reduction in ARPU is not, as yet, related to the migration to lower value-added packages or any reduction in the prices of packages.

Operating Costs rose by 24% year-on-year, from R$ 383.7 million in 4Q07 to R$ 475.7 million in 4Q08 and by 27% in the full year, from R$ 1,379.7 million in 2007 to R$ 1,749.9 million. As a percentage of net revenue, these costs remained flat at 47% between 2007 and 2008 and edged down from 48% in 4Q07 to 47% in 4Q08. The higher bandwidth consumption resulting from the growth of the broadband subscriber base and the change in the consumption profile was the main reason behind this cost increase. In addition, the increase in call center costs due to the growth of the Net Combo base, which generates more complex customer care, and higher programming costs due to the expansion of the pay-TV base, pushed up operating costs in the fourth quarter and in the full year.

Selling, General and Administrative Expenses totaled R$ 258.8 million in 4Q08, 36% up on the R$ 190.8 million recorded in 4Q07, and R$ 920.7 million in 2008, 25% up on the R$ 735.6 million in 2007. As a percentage of net revenue, these expenses edged up from 24% to 25% between 4Q07 and 4Q08 and remained virtually stable at 25% between 2007 and 2008. Selling expenses climbed by 51% in the quarter and 50% in the year, chiefly due to the increase in commissions and personnel expenses, as well as the intensification of marketing campaigns. General and administrative expenses rose 41% in the quarter and 23% in the year as a result of increased consultancy costs and infrastructure adjustments to meet the Company’s current needs.

EBITDA before Selling Expenses was R$ 383.6 million in 4Q08, 34% up on the R$ 285.6 million in 4Q07, and R$ 1,371.2 million, up 29% over 2007. EBITDA Margin before Selling Expenses came to 37% in 4Q08 and in 2008, slightly higher than the 36% in 4Q07 and remaining stable in comparison with 2007. This margin level shows that the Company’s EBITDA margin may rise if there is a slowdown in growth. EBITDA totaled R$ 278.2 million in 4Q08, an increase of 29% compared to R$ 215.6 million In 4Q07, and R$ 981.7 million in 2008, 22% up on the R$ 804.3 million recorded in 2007, with the EBITDA margin remaining at 27%.

The Company’s Investments (Capex) has been mainly targeted at acquiring a client that has a fast payback and a positive net present value and hence the Company is comfortable about continuing its investment plans and moving forward with its accelerated growth strategy, since return on investment is fully in line with the policy on shareholder value creation. In 2008, Capex totaled R$ 992.9 million, 29% up on 2007. This increase was due to the higher number of installations last year, which used up R$ 720.3 million, or 73%, of total Capex. This variable Capex was spent mainly in materials related to subscriber acquisition and adjustments to infrastructure, such as data center expansion and node breakings. Discretionary projects accounted for 27% of the total and were mainly allocated to improving network quality.

The Company continued with its foreign-exchange hedge policy in order to protect its cash flow in regard to the payment of its financial commitments and the purchase of imported equipment. It should be emphasized that NET did not undertake any speculative operations in the FX market.

The new call center regulations have been in effect since December 1, 2008, with new service requirements and targets. Call centers must now provide clients with the option to contact an operator as in the first electronic menu, be available 24/7, and respond to clients’ complaints within five days. Compliance with the new regulations required investments in infrastructure, IT systems and hiring and training of call center operators, thus pushing up capex and operating costs.

4Q08 Earnings Results
February 11, 2009
http://ir.netservicos.com.br
Page 3 of 17

BIGTV

• After receiving authorization from the ANATEL (National Telecommunications Regulatory Agency) on December 29, the Company concluded the acquisition of 100% of shares and interest in the companies operating in the pay-TV market and broadband internet access under the “BIGTV” brand.

• BIGTV operates in 12 towns in the states of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa).

• At the end of 2008, BIGTV had a pay-TV base of 111,000 subscribers and a broadband base of 67,000 subscribers, with a network of about 3,000 km covering 423,000 households. Annual net revenue was R$ 117 million while EBITDA stood at R$ 46 million, accompanied by a 39% margin.

• BIGTV’s cash and cash equivalents closed 2008 at R$ 10 million, already included in Net’s balance sheet, and BIG TV did not have any financial debt on that date.

OPERATING PERFORMANCE

• The Company closed the quarter with 7,977,000 Revenue Generating Units (“RGUs”), a 56% increase year-on-year, driven by sales of the new product, NetFone.com.

• Pay TV net additions totaled 148,000 new clients in the quarter, 104% higher than in 4Q07, and 596,000 in 2008, 79% higher than in 2007, to end the year with a subscriber base of 3,071,000 clients, a 24% increase over 2007. The Digital Video client base reached 887,000 clients, growing by 47% over 2007, representing a 29% penetration over the total Pay TV base. Churn rate in the past 12 months was 14.9% , returning to the levels observed before the increase that followed the acquisition of Vivax. Of the total number of disconnections, 60% were requested by clients who moved to areas not covered by the Company.

• Broadband net additions totaled 158,000 in 4Q08 and 794,000 in 2008, increase of 16% and 42% respectively, and the total base reached 2,217,000 subscribers, a 56% increase over 2007. Accordingly, bidirectional household penetration reached 31% and, of the Pay TV base, 72%. Churn rate rose from 17.1% in 4Q07 to 18.1% in 4Q08 due to the combination of two factors; (i) most disconnections occur in the first months after subscription when clients are getting used to the service; and (ii) the Company has been increasingly focusing on the sales of combos and, whenever one household disconnects, it disconnects all the services. As a result, although the absolute disconnection figures of the products seem similar, the churn rate increases because broadband is lower because its base is smaller than that of pay TV.

• The Company launched Net Vírtua’s new broadband portfolio, with speeds of 3, 6 and 12 Mbps in place of the 2, 4 and 8 Mbps offered earlier. In November it launched the new NET Vírtua 5G, the fifth generation broadband service that ensures ultra-high access speeds. The 60 MB version is being piloted in certain districts of São Paulo and Rio de Janeiro. NET Vírtua 5G is supported by fiber optics, which connects the Internet with quality and high speeds and uses the new network frequency management system, Docsis 3.0.

• Fixed Telephony net additions totaled 270,000 in the quarter and 1.2 million in the year. The client base closed the quarter with 1,802,000 clients, a 190% year-on-year increase. The penetration over broadband users was 81%. Netfone.com closed the year with 166,000 subscribers.

ANALISYS OF CONSOLIDATED FINANCIAL RESULTS

1 Gross Revenue1 was R$ 1,341.9 million in the quarter, 30% up on the R$ 1,033.8 million registered in 4Q07, and R$ 4,852.8 million in the year, 29% up on the R$ 3,760.0 million registered in 2007, chiefly due to the increase in subscription revenue as a result of the growth in the client base.

1.1 Subscription revenue2 was R$ 1,177.7 million in the quarter, 26% more than the 4Q07 total of R$ 936.4 million, and R$ 4,298.3 million in the year, 25% more than the 2007 total of R$ 3,431.4 million. This increase was driven by the subscriber base growth and the annual price increase on clients’ agreements based on the IGP-M inflation index. As a percentage of gross revenue, subscription revenue stood at 87.8% in 4Q08 and 88.6% in 2008.

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1 In US GAAP, Gross Revenue grew by 1%, from US$ 580.4 million in 4Q07 to US$ 589.0 million in 4Q08. For the full year, the increase was 37%, from US$ 1,948.7 million in 2007 to US$ 2,675.0 million in 2008.

4Q08 Earnings Results
February 11, 2009
http://ir.netservicos.com.br
Page 4 of 17

1.2 Hook-up Revenue3 rose 118%, from R$ 12.2 million in 4Q07 to R$ 26.5 million in 4Q08, and 121% in the year, from R$ 35.1 million in 2007 to R$ 77.5 million in 2008, mainly due to the increased number of NetFone.com and Net Digital HD Max subscribers.

1.3 Pay-per-view (“PPV”)4 Revenue was R$ 20.8 million in 4Q08, against R$ 29.5 million in 4Q07, down 30%. Despite the 42% increase in the Sócio Premiere base, the flagship PPV product, revenue decreased due to the changes in suppliers’ contracts, most of which have now become shared-revenue contracts, net of costs. Without this change, PPV revenue would have been R$ 46.0 million, 56% higher than in 4Q07. In full-year terms, revenue dropped by 11%, from R$ 103.9 million in 2007 to R$ 93.0 million in 2008, which is less than the quarterly decline, due to the fact that the change in the accounting criterion happened in 2Q08.

1.4 Other Revenues5 rose from R$ 55.7 million in 4Q07 to R$ 117.0 million in 4Q08, representing a 110% increase, and from R$ 189.5 million in 2007 to R$ 384.0 million in 2008, representing a 103% increase, mainly due to the growth in revenue from voice services, Embratel PME and Vivax Telecom, a data transmission service the company offers to telecom companies in regions where they do not have their own network.

2 Sales Deductions6 stood at R$ 320.1 million in the quarter, 36% more than the R$ 235.0 million in 4Q07, and R$ 1,162.3 million in the year, 36% more than the R$ 858.1 million in 2007. This increase was due to the growth in revenues in general and the increase in broadband revenue, which is taxed at a higher ICMS rate. As a percentage of gross revenue, Sales Deductions rose from 22.7% in 4Q07 to 23.9% in 4Q08.

3 Net Revenue7 ended the 4Q08 at R$ 1,021.8 million, 28% higher than the R$ 798.7 million in 4Q07, and closed the year at R$ 3,690.4 million, 27% higher than the R$ 2,901.9 million in 2007.

4 Operating Costs8 totaled R$ 475.7 million in the quarter, 24% higher than the R$ 383.7 million in 4Q07, and as a percentage of net revenue, fell from 48.0% to 46.6% in the same period. In full-year terms, operating costs rose 27%, from R$ 1,379.7 million in 2007 to R$ 1,749.9 million in 2008, as a percentage of net revenue, remained stable at 47%. The main variations are due to the items below:

4.1 Programming and Royalties9 costs climbed 16%, from R$ 193.7 million in 4Q07 to R$ 225.3 million in 4Q08, chiefly due to the subscriber base growth. In full-year terms, these costs rose 15%, from R$ 739.6 million in 2007 to R$ 851.1 million in 2008, due to the growth in the client base and the contractual adjustment of costs by certain channels, based on the IGP-M index. As a percentage of net revenue, Programming and Royalties costs declined from 24.3% in 4Q07 to 22.1% in 4Q08 and from 25.5% in 2007 to 23.1% in 2008. It is worth mentioning that the contracts with channels, including international providers, are denominated in Brazilian Reais.

4.2 Network Maintenance and Subscriber Costs10 rose slightly by 0.4%, from R$ 42.9 million in 4Q07 to R$ 43.1 million in 4Q08, and by 16% in the year, from R$ 137.8 million in 2007 to R$ 160.2 million in 2008, driven by increased post rentals, higher spending on network power and the higher number of bidirectional homes, pushing up network maintenance spending. As a percentage of net revenue, these costs decreased from 5.4% in 4Q07 to 4.2% in 4Q08 and from 4.7% in 2007 to 4.3% in 2008.

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2 In US GAAP, Subscription Revenue fell by 2%, from US$ 525.3 million in 4Q07 to US$ 517.2 million in 4Q08. For the full year, the increase was 33%, from US$ 1,779.0 million in 2007 to US$ 2,370.7 million in 2008.
3 In US GAAP, Hook-up Revenue grew by 217%, from US$ 3.7 million in 4Q07 to US$ 11.8 million in 4Q08. For the full year, the increase was 199%, from US$ 14.7 million in 2007 to US$ 43.9 million in 2008.
4 In US GAAP, PPV Revenue fell by 55%, from US$ 20.4 million in 4Q07 to US$ 9.2 million in 4Q08. For the full year, the decrease was 14%, from US$ 59.8 million in 2007 to US$ 51.7 million in 2008.
5 In US GAAP, Other Revenues increased by 64%, from US$ 31.1 million in 4Q07 to US$ 50.9 million in 3Q08. For the full year, the increase was 119%, from US$ 95.2 million in 2007 to US$ 208.7 million in 2008.
6 In US GAAP, Sales Deductions grew by 7%, from US$ 131.8 million in 4Q07 to US$ 140.8 million in 3Q08. For the full year, the increase was 44%, from US$ 444.1 million in 2007 to US$ 641.2 million in 2008.
7 In US GAAP, Net Revenue remained practically stable going from US$ 448.6 million in 4Q07 to US$ 448.2 million in 4Q08. For the full year, it passed from US$ 1,504.6 million in 2007 to US$ 2,033.8 million in 2008, an increase of 35%.
8 In US GAAP, Operating Costs fell by 3%, from US$ 216.1 million in 4Q07 to US$ 209.5 million in 4Q08. For the full year, the increase was 35%, from US$ 713.9 million in 2007 to US$ 967.0 million in 2008.
9 In US GAAP, Programming and Royalties fell by 9%, from US$ 108.5 million in 4Q07 to US$ 98.9 million in 4Q08. For the full year, it passed from US$ 381.2 million to US$ 470.2 million in 2008, an increase of 23%.
10 In US GAAP, Network Maintenance and Subscriber Costs decreased by 21%, from US$ 21.0 million in 4Q07 to US$ 16.6 million in 4Q08. For the full year, the increase was 12%, from US$ 66.7 million in 2007 to US$ 75.0 million in 2008.

4Q08 Earnings Results
February 11, 2009
http://ir.netservicos.com.br
Page 5 of 17

4.3 Loyalty Marketing costs11 increased by 20% in the quarter, from R$ 4.1 million in 4Q07 to R$ 4.9 million in 4Q08, and by 8% in the year, from R$ 15.6 million in 2007 to R$ 16.8 million in 2008. This increase was due to the increase in printed program schedules. As a percentage of net revenue, they remained flat at 0.5% in all the compared periods.

4.4 Payroll and Benefits12 costs rose 42% in the quarter, from R$ 43.9 million in 4Q07 to R$ 62.3 million in 4Q08, and 59% in the year, from R$ 141.3 million to R$ 224.5 million in 2008, mainly driven by the increase in field service personnel for maintenance and home installations. As a percentage of net revenue, these expenses rose from 5.5% in 4Q07 to 6.1% in 4Q08 and from 4.9% in 2007 to 6.1% in 2008.

4.5 Other Operating Expenses13 rose 41%, from R$ 99.1 million in 4Q07 to R$ 140.1 million in 4Q08, and 44% in the year, from R$ 345.4 million in 2007 to R$ 497.3 million in 2008. The results were partially due to the increase in call center expenses and the higher spending on bandwidth consumption due to the growth in the broadband client base. In the 4Q08, call center employees received a 7.3% wage increase on account of the new labor legislation enacted specifically for these professionals. In addition, there were also new hirings and higher training costs in all call centers to prepare them to comply with the new regulations. As a percentage of net revenue, these expenses rose from 12.4% in 4Q07 to 13.7% in 4Q08 and from 11.9% in 2007 to 13.5% in 2008.

5 Selling, General and Administrative Expenses14 (SG&A) totaled R$ 256.8 million in the quarter, a 35% increase over the R$ 190.8 million in 4Q07, and R$ 918.8 million in 2008, 25% more than the R$ 735.6 million in 2007, the reasons being the following:

5.1 Selling Expenses15 were R$ 105.4 million in the quarter, a 51% increase over the R$ 70.0 million in 4Q07. In full-year terms, these expenses rose 50%, from R$ 260.4 million in 2007 to R$ 389.5 million in 2008, mainly due to the higher commissions and intense marketing campaigns, since all the launches were supported by new campaigns. As a percentage of net revenue, selling expenses rose from 8.8% in 4Q07 to 10.3% in 4Q08, and from 9.0% in 2007 to 10.6% in 2008.

5.2 General and Administrative Expenses16 rose 41%, from R$ 109.9 million in 4Q07 to R$ 154.7 million this quarter, mainly due to the increased spending on IT services, including systems maintenance, and an increase in the number of processors in large servers to meet the growing Net Fone base. In addition, the Company hired more third-party personnel to improve the service quality at the call center and adapt it to the new regulations. In 2008, these expenses rose 23% to R$ 515.7 million, from R$ 418.9 million in 2007, due to the above-mentioned factors and to the implementation of the Interactive Voice Response unit (IVR) in late 2007, which has been generating monthly costs ever since. As a percentage of net revenue, they increased from 13.8% in 4Q07 to 15.1% in 4Q08 and remained flat at 14% in full-year terms.

5.3 Other Administrative Expenses17 were R$ 3.3 million positive in 4Q08, versus a negative R$ 10.8 million in 4Q07. In 4Q08, the Company reversed provisions for inventory losses while in 4Q07 it made provisions for legal and tax contingencies. In full-year terms, these expenses improved from R$ 56.3 million negative in 2007 to R$ 13.6 million negative in 2008. Results of 2007 were impacted by the equalization of accounting practices with the acquisition of Vivax.

6 Bad Debt Expenses18 were R$ 11.1 million in 4Q08, a 28% increase over the R$ 8.6 million in 4Q07, accompanying the 30% growth in the gross revenue and subscriber base during the period. In full-year terms, they rose 6%, from R$ 37.6 million in 2007 to R$ 40.0 million in 2008. As a percentage of  gross revenue, they remained stable at 0.8% in 4Q08 and fell from 1% in 2007 to 0.8% in 2008, underlining the health of our credit portfolio, despite the entry of a new client segment.

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11 In US GAAP, Loyalty Marketing costs decreased by 7%, from US$ 2.3 million in 4Q07 to US$ 2.1 million in 4Q08. For the full year, the increase was 14%, from US$ 8.1 million in 2007 to US$ 9.2 million in 2008.
12 In US GAAP, Payroll and Benefits rose by 11%, from US$ 24.6 million in 4Q07 to US$ 27.4 million in 4Q08. For the full year, the increase was 70%, from US$ 72.2 million in 2007 to US$ 122.7 million in 2008.
13 In US GAAP, Other Operating Expenses increased by 8%, from US$ 59.7 million in 4Q07 to US$ 64.5 million in 4Q08. For the full year, the increase was 56%, from US$ 185.7 million in 2007 to US$ 289.9 million in 2008.
14 In US GAAP, SG&A Expenses increased by 8%, from US$ 106.8 million in 4Q07 to US$ 115.7 million in 4Q08. For the full year, went from US$ 357.9 million in 2007 to US$ 510.3 million in 2008.
15 In US GAAP, Selling Expenses rose 18%, from US$ 39.3 million in 4Q07 to US$ 46.4 million in 4Q08. For the full year, went from US$ 135.8 million in 2007 to US$ 214.5 million in 2008, up 58%.
16 In US GAAP, General and Administrative Expenses increased by 12%, from US$ 61.7 million in 4Q07 to US$ 69.1 million in 4Q08. For the full year, the increase was 33%, from US$ 215.7 million in 2007 to US$ 286.1 million in 2008.
17 In US GAAP, Other Administrative Expenses/Revenues decreased 96%, from US$ 5.9 million in 4Q07 to US$ 0.3 million in 4Q08. For the full year, the increase was 54%, from US$ 6.3 million in 2007 to US$ 9.7 million in 2008.
18 In US GAAP, Bad Debt expenses remained stable at US$ 4.9 million in 4Q07 and 4Q08. For the full year, the increase was 30%, from US$ 16.8 million in 2007 to US$ 21.9 million in 2008.

4Q08 Earnings Results
February 11, 2009
http://ir.netservicos.com.br
Page 6 of 17

7 EBITDA19 (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 278.2 million in the quarter, 29% higher than the R$ 215.6 million in 4Q07, with EBITDA margin being 27%. In annual terms, EBITDA rose 22% from R$ 804.3 million in 2007 to R$ 981.7 million in 2008. EBITDA Before Selling Expenses totaled R$ 383.6 million in 4Q08, up 34% year-on-year, and R$ 1,371.2 million in 2008, up 29% on the R$ 1,064.7 million in 2007. EBITDA margin before Selling Expenses was 38%, versus 36% in 4Q07, and remained stable at 37% between 2007 and 2008, showing that the Company’s EBITDA margin may rise if there is a slowdown in growth.

8 Depreciation and Amortization20 expenses in 4Q08 totaled R$ 156.5 million, a 21% increase over the R$ 129.2 million recorded in 4Q07. Depreciation increased by 10% due to the increased expenses on digital decoders, which are costlier than analog decoders though both types have the same depreciation period (5 years). In 4Q08, 42% of our subscriber base already had this type of decoder, a 59% increase over 4Q07. Amortization expenses rose by 43%, mainly due to the commencement of amortization of goodwill from the Vivax acquisition and higher residential installation costs due to the subscriber base growth. In annual terms, Depreciation and Amortization rose 25%, from R$ 485.5 million in 2007 to R$ 607.2 million in 2008, due to the above mentioned factors.

9 EBIT21 (Earnings Before Interest and Taxes) closed the quarter at R$ 121.7 million, a 41% increase over the R$ 86.4 million in 4Q07. In full-year terms, EBIT rose 17%, from R$ 318.8 million in 2007 to R$ 374.5 million in 2008.

NET FINANCIAL RESULT

(R$ thousand)	4Q08	3Q08	4Q07	12M08	12M07
Net Financial Result	(182,936)	(113,773)	(17,122)	(318,527)	(114,780)

Monetary Indexation, net	(2,991)	(676)	(824)	(5,406)	(1,624)
Gain (loss) on exchange rate, net	(155,628)	(117,277)	10,748	(242,258)	56,176
Financial expenses	(63,075)	(30,965)	(45,462)	(183,352)	(249,600)
Financial income	38,758	35,145	18,416	112,490	80,267

Result from the sale of property and equipment	3,553	(1,513)	(2,689)	(0)	(6,569)
Other (non operating)	(5,017)	2,465	(1,981)	(1,937)	(1,233)

1 Net Financial Result was an expense of R$ 182.9 million in 4Q08, versus an expense of R$ 17.1 million in 4Q07. In 2008, this result rose to an expense of R$ 318.5 million, from an expense of R$ 114.8 million in 2007, due to the following factors:

1.1 Net Monetary Indexation22 totaled R$ 3.0 million in 4Q08, versus R$ 0.8 million in 4Q07, and R$ 5.4 million in 2008, versus R$ 1.6 million in 2007. The increase was mainly the result of the monetary restatement of the provision for legal contingency.

1.2 Net Foreign Exchange Gain (Loss) 23 was a loss of R$ 155.6 million in 4Q08, versus a gain of R$ 10.7 million in 4Q07, and a loss of R$ 242.3 million in 2008, as against a gain of R$ 56.2 million in 2007. The loss was due to the depreciation of the Brazilian Real against the US Dollar and its impact on the dollar-denominated debt. The quarterly difference is due to the loan from Banco Inbursa, perpetual bonds and the impact of the exchange rate variation on the purchase of equipment from foreign suppliers.

1.3 Financial Expenses24 rose 39%, from R$ 45.5 million in 4Q07 to R$ 63.1 million in 4Q08, due to the increase in interest expenses mainly resulting from the update of the dollar rate on the loan from Banco Inbursa as of 2Q08. In full-year terms, Financial Expenses declined 27%, from R$ 249.6 million in 2007 to R$ 183.4 million in 2008. This result was due to the foreign-exchange hedge, undertaken in order to protect cash flow in regard to the payment of financial commitments and the purchase of imported equipment, which recorded a gain of R$ 5.0 million in 2008, versus a negative R$ 33.4 million in 2007, and the discontinuation of the CPMF tax as of the 1Q08, which contributed approximately R$ 30.2 million to the decline. The Company did not undertake any speculative operations in the FX market

____________________________________
19 In US GAAP, EBITDA decreased 2%, from US$ 120.9 million in 4Q07 to US$ 118.2 million in 4Q08. For the full year, the increase was 29%, from US$ 416.0 million in 2007 to US$ 534.6 million in 2008.
20 In US GAAP, Depreciation and Amortization decreased by 3%, from US$ 60.3 million in 4Q07 to US$ 59.0 million in 4Q08. For the full year, the increase was 25%, from US$ 220.3 million in 2007 to US$ 275.7 million in 2008.
21 In US GAAP, EBIT grew by 3%, from US$ 58.8 million in 4Q07 to US$ 60.6 million in 4Q08. For the full year, went from US$ 189.2 million in 2007 to US$ 258.1 million in 2008.
22 In US GAAP, Net Monetary Indexation went from a negative amount of US$ 0.3 million in 4Q07 to a negative amount of US$ 1.3 million in 4Q08. For the full year, went from a negative amount of US$ 0.2 million in 2007 to a negative amount of US$ 2.3 million in 2008.
23 In US GAAP, Net Foreign Exchange Gain went from a positive amount of US$ 4.8 million in 4Q07 to a negative amount of US$ 69.8 million in 4Q08. For the full year, went from a positive amount of US$ 28.3 million in 2007 to a negative amount of US$ 117.6 million in 2008.
24 In US GAAP, Financial Expenses increased by 13%, from US$ 24.5 million in 4Q07 to US$ 27.7 million in 4Q08. For the full year, went from US$ 104.3 million in 2007 to US$ 101.5 million in 2008.

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1.4 Financial Income25 grew 110%, from R$ 18.4 million in 4Q07 to R$ 38.8 million in 4Q08, due to the increased cash balance in the period on account of the inflow of the Banco Inbursa loan. In full-year terms, it rose 40%, from R$ 80.3 million in 2007 to R$ 112.5 million in 2008. It is important to mention that 100% of the Company’s cash is invested in fixed income securities of top-tier financial institutions.

INCOME TAX AND NET INCOME

(R$ thousand)	4Q08	3Q08	4Q07	12M08	12M07
Income Tax and Social Contribution	(28,240)	(40,904)	30,956	(148,987)	(142,962)

Current	(22,111)	(20,250)	(14,451)	(81,214)	(46,988)
Deferred	(6,129)	(20,654)	45,407	(67,774)	(95,974)
Constitution of Tax Loss Carryforward and and Temporary Differenc	9,759	(4,766)	66,653	(2,149)	(74,728)
Goodwill Amortization	(15,888)	(15,888)	(21,246)	(65,625)	(21,246)

1. Income Tax and Social Contribution26 (current and deferred) expenses in 4Q08 were R$ 28.2 million, versus revenue of R$ 31.0 million in 4Q07, due to the following reasons:

1.1 Current Income Tax and Social Contribution Tax were R$ 22.1 million, against R$ 14.5 million in 4Q07, a 53% increase, due to the rise in the operating income of the subsidiaries. In 2008, these taxes totaled R$ 81.2 million, versus R$ 47.0 million in 2007, a 73% increase. Note that according to Brazilian tax law, Income Tax should be calculated and paid by each of the operating subsidiaries, which causes a distortion in the tax calculation when it is done directly on consolidated results. Thus, the tax amount, which impacts the cash position, averaged 14% in 4Q08 and 15% in 2008, against the nominal tax rate of 34%.

1.2 Deferred Income Tax and Social Contribution Tax were R$ 6.1 million in 4Q08, against a R$ 45.4 million credit in 4Q07. This variation was due to the constitution of a tax credit in 4Q07 on the tax loss and the negative social contribution base in the Belo Horizonte, Rio de Janeiro, Brasília and São Paulo subsidiaries, with a part of this credit being realized in 4Q08. In 2008, these taxes came to a R$ 67.8 million expense, versus a R$ 96.0 million expense in 2007, due to the fact that Net Rio de Janeiro’s goodwill was booked in all the months of 2007 and was concluded in January 2008, thereby impacting only one month in 2008.

2. The Company closed the quarter with Net Loss27 of R$ 91.0 million, versus Net Income of R$ 95.6 million in 4Q07, due to the non-cash loss on US Dollar-denominated debt.

____________________________________
25 In US GAAP, Financial Income grew by 66%, from US$ 10.3 million in 4Q07 to US$ 17.1 million in 4Q08. For the full year, went from US$ 41.4 million in 2007 to US$ 60.9 million in 2008.
26 In US GAAP, Income Tax and Social Contribution went from US$ 19.4 million in 4Q07 to a negative amount of US$ 10.2 million in 4Q08. For the full year, went from a negative amount of US$ 25.9 million in 2007 to a negative amount of US$ 74.5 million in 2008.
27 In US GAAP, Net Income went from US$ 68.3 million in 4Q07 to negative amount of US$ 32.2 million in 4Q08. For the full year, went from US$ 125.1 million in 2007 to US$ 23.2 million in 2008.

4Q08 Earnings Results
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LIQUIDITY, CAPITALIZATION AND DEBT

R$ Thousand	4Q08	3Q08	4Q07
Short Term Debt	58,331	80,581	24,668

Interests	19,614	48,027	10,898
Finame	38,717	32,554	13,770

Long Term Debt	1,701,485	1,536,693	1,099,975

Debentures 6th issuance	577,824	580,000	580,000
Perpetual Notes	350,550	287,145	265,695
Finame	138,842	116,688	84,280
CCB	170,000	170,000	170,000
Bilateral Loan	464,270	382,860	-

Total Debt	1,759,816	1,617,273	1,124,643

Cash and Cash Equivalents	736,880	1,055,789	569,606

Net Debt	1,022,937	561,485	555,037

% of Total Debt Short Term	3%	5%	2%
% of Total Debt Long Term	97%	95%	98%
US dollar-denominated debt	830,025	682,655	265,695
% of Total Debt	47.2%	42.2%	23.6%
Brazilian real-denominated debt	929,791	934,619	858,948
% of Total Debt	52.8%	57.8%	76.4%

• Gross Debt, which includes interest booked and the principal, closed the year at R$ 1,759.8 million, a 56% increase over December 2007, mainly due to the loan from Banco Inbursa in 2Q08 and the net amount of R$ 54.6 million raised via Finame throughout the year. The debt amount also increased due to the depreciation of the Brazilian Real against the US dollar. Short-term debt accounted for only 3% of the total, showing that the short-term financing risk is negligible.

• Cash, cash equivalents and short-term investments grew 29%, from R$ 569.6 million in 2007 to R$ 736.9 million in 2008, principally impacted by the Finame funding, and the loan from Banco Inbursa, besides the payment made for the acquisition of BIGTV.

• Accordingly, Net Debt28 in 2008 totaled R$ 1,022.9 million, against R$ 555.0 million in 2007, an 84% increase. Net Debt/EBITDA ratio rose from 0.69x to 1.04x in 2008, still at a level considered adequate for the Company.

• The table below shows the trends for the Company’s main financial indicators:

Financial Ratios	4Q08	3Q08	4Q07
EBITDA / Interest Expenses	4.68	5.30	5.92
Current Ratio	1.17	1.96	1.57
Net Debt / EBITDA	1.04	0.61	0.69
Total Debt / EBITDA	1.79	1.76	1.40
Net Debt/ Enterprise Value	0.19	0.09	0.07

EBITDA / Active Subscribers	$320	$314	$325
Net Revenues/Active Subscribers	$1,202	$1,186	$1,172

CAPEX

• The Company’s investments (Capex) are mostly allocated to acquiring subscribers and include payments to installation personnel, acquisition of equipment and necessary adjustments to infrastructure to support subscriber growth.

• In this context, it is worth noting that the capex spent on subscriber acquisition has a fast payback and brings an attractive and positive net present value to the Company. As a result, the Company feels comfortable about going ahead with its investment plans and proceeding with its accelerated growth strategy, since the return on these investments is totally in line with the policy on value creation for shareholders.

____________________________________
28 In US GAAP, Net Debt, which does not include the interest booked in the period, went from US$ 431.6 million in 4Q07 to US$ 309.7 million in 4Q08.

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• As capex is variable, it tends to be higher as a percentage of revenue during this period of accelerated growth compared to periods when the Company is growing at a slower pace.

• In 4Q08, capex totaled R$ 365.4 million, 65% of which variable, allocated mainly to materials related to subscriber acquisition and adjustments to infrastructure, such as data center expansion and node breakings. Discretionary projects, which represented 35% of total investments, were mainly allocated to improving network quality. In 2008, capex totaled R$ 992.9 million, a 29% increase over 2007, due to the higher number of installations in 2008, which took up R$ 720.3 million of the total invested.

CAPITAL MARKETS

NET’s shares continued to present healthy liquidity on both the Bovespa and the NASDAQ. Daily traded volume on the Bovespa averaged R$ 31 million in 2008, 45% down on the R$ 57 million recorded in 2007, and R$ 9 million on the NASDAQ, an improvement over the 2007 figure of R$ 7 million.

In terms of price, our preferred share (NETC4) fell by 39%, from R$ 21.70 at end of 2007 to R$ 13.29 at the close of 2008, while the Ibovespa index dropped by 41% in the same period. On the Nasdaq, our ADR (NETC) price closed the year at US$ 5.82. The company’s market capitalization totaled R$ 4.5 billion.

The Board of Directors approved the capital increase by capitalizing the tax benefit resulting from the goodwill incorporated by the Company. An amount of R$ 59.0 million will be capitalized for which common and preferred shares of equal value be issued. The subscription price of R$ 13.96 per share was based on the average share price in the last thirty trading session with a 5% discount, as per market practice. All shareholders will have preemptive rights so that their shareholdings are not diluted.

Throughout 2008, the Company put considerable effort into compliance with Law 11.638/07 and Executive Decree 449/08, marking the beginning of the convergence of BR GAAP with international accounting practices (IFRS). The Company also began preparing for full adoption of IFRS by investing in staff training, analyzing the changes required and studying the applicable pronouncements on the preparation of the financial statements in line with the new directives.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

Average exchange rate in 4Q08 was R$ 2.2800, against R$ 1.7828 in 4Q07, a 28% decline of the Real. In 2008, average exchange rate was R$ 1.8375, against R$ 1.9484 in 2007, a 6% appreciation of the Real. While converting the results and the balance sheet from BR GAAP to US GAAP, the U.S. accounting regulations are reflected according to FASB’s (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the following differences.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	4Q08

EBITDA em BR GAAP (R$ million)	278.2

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	0.3
Subscribers sign-in costs	(1.8)
Programming costs	(0.7)
Advanced expenses	0.2
Other	(3.8)

EBITDA in US GAAP (R$ million)	269.5

Difference in EBITDA (US GAAP - LS GAAP)	(8.8)
EBITDA in US GAAP (US$ million)	118.2

Net Income in BR GAAP (R$ million)	(91.0)

Adjustments that affected Net income in US GAAP (R$ million)

EBITDA	(8.8)
Depreciation and Amortization	21.2
Income tax and social contribuition	1.6
Other	1.2

Net Income in US GAAP (R$ million)	(75.8)

Difference in Net Income (US GAAP - BZ GAAP)	15.3
Net income in US GAAP (US$ million)	(32.2)
Sum may not mach due to rounding

4Q08 Earnings Results
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• In US GAAP, Hook-up Revenue is deferred in accordance with SFAS 51 “Financial Reporting by Cable Television Companies” by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was negative in 4Q08 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 0.3 million was recognized as the deferred hook-up revenue in this quarter, which is the reason for higher revenue in US GAAP in comparison to BR GAAP in the quarter.

• In US GAAP, the difference in costs resulting from the migration of outsourced call center systems was recognized in the 2007 results, whereas under BR GAAP these costs were deferred and are being amortized over 36 months. In 4Q08, revenue totaled R$ 0.2 million.

• In US GAAP, Client Installation Costs are deferred in accordance with SFAS 51 and include installation materials, payroll and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP, this item was R$ 1.8 million lower than in the BR GAAP this quarter.

• Previous negotiations of program contracts from December 2003 generated discounts conditioned on the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.7 million higher than in BR GAAP in 4Q08.

• As a result of the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 8.8 million higher than in BR GAAP, totaling R$ 269.5 million (US$ 118.2 million) in 4Q08.

• Under US GAAP, goodwill from the acquisition of companies is not amortized and, in accordance with SFAS 142 “Goodwill and Intangible Assets”, is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, goodwill is amortized monthly using the straight-line method, while US GAAP includes the amortization of the intangible assets booked at the acquisition of Vivax, Net Jundiaí and Net Criciúma. As a result, Depreciation and Amortization Expenses in US GAAP were R$ 21.2 million lower in 4Q08.

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this revenue was R$ 1.6 million lower in US GAAP.

• Considering all these differences in accounting procedures, Net loss in US GAAP came to R$ 75.8 million (US$ 32.2 million) in 4Q08, as against a net loss of R$ 91.0 million under BR GAAP.

4Q08 Earnings Results
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UPCOMING EVENTS

1.	Conference Call – 4th Quarter 2008 Earnings Release

Date: February 11, 2009
BR GAAP (in Portuguese)
	07:00 a.m. (NY Time)	Telephone: +55 (11) 2188-0188
Replay till February 19, 2009: + 55 (11) 2188-0188
Conference ID: NET Serviços
Live webcast at: http://ir.netservicos.com.br

BR GAAP (In English):
	09:00 a.m. (NY Time)	Telephone: (1 412) 858-4600
Conference ID: NET Serviços
Replay till February 19, 2009: (1 412) 317-0088
Conference ID for replay: 427410#
Live webcast at: http://ir.netservicos.com.br

2.	Public Meetings
	São Paulo - APIMEC	Rio de Janeiro - APIMEC
	Venue: Gran Hyatt São Paulo	Venue: Casa Julieta de Serpa
	Av. Nações Unidas , 13.301	Av. Praia do Flamengo , nº 340
	Date: February 17, 2009	Date: February 18, 2009
	Time: 8:30 a.m. (Brasília)	Time: 8:30 a.m. (Brasília)

3.	Expected Dates for Upcoming Results
(1st quarter 2009) --> April 28, 2009
(2nd quarter 2009) --> July 21, 2009
(3rd quarter 2009) --> October 20, 2009

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, are subject to change without prior notice.

4Q08 Earnings Results
February 11, 2009
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FINANCIAL STATEMENTS IN BR GAAP – Pro Forma (Unaudited)

Net Serviços de Comunicação S.A.
Income Statemet
Brazilian Corporate Law - (R$ thousands)	4Q08	3Q08	4Q07	12M08	12M07
Revenues
Subscriptions	1,177,663	1,114,172	936,394	4,298,281	3,431,424
Sign-on and hookup-up fees	26,472	27,736	12,157	77,459	35,101
Other Revenues	137,804	120,529	85,211	477,014	293,401
PPV	20,765	17,424	29,512	92,976	103,906
Others	117,040	103,105	55,700	384,039	189,494
Gross Revenues	1,341,941	1,262,436	1,033,761	4,852,755	3,759,926
Services and other taxes	(320,116)	(314,488)	(235,035)	(1,162,346)	(858,068)
Net Revenues	1,021,826	947,950	798,726	3,690,409	2,901,858

Direct Operating Expenses	(475,719)	(460,259)	(383,693)	(1,749,934)	(1,379,663)
Programming & Royalties	(225,335)	(215,478)	(193,708)	(851,091)	(739,552)
Network Expenses	(43,078)	(42,527)	(42,908)	(160,170)	(137,802)
Customers Relations	(4,937)	(4,110)	(4,113)	(16,847)	(15,628)
Payroll and Benefits	(62,318)	(60,340)	(43,893)	(224,539)	(141,331)
Other Costs	(140,051)	(137,804)	(99,071)	(497,287)	(345,350)

Selling, General and Adminstrative Expenses	(256,834)	(231,556)	(190,760)	(918,785)	(735,619)
Selling	(105,408)	(123,911)	(69,980)	(389,507)	(260,441)
General & adminstrative	(154,708)	(107,453)	(109,948)	(515,657)	(418,898)
Other income/ (expense), net	3,281	(192)	(10,831)	(13,621)	(56,280)

Bad Debt Expenses	(11,098)	(9,591)	(8,640)	(40,038)	(37,645)
Non recurring adjustment	0			0	55,323
EBITDA	278,175	246,544	215,633	981,652	804,254
EBITDA margin	27%	26%	27%	27%	28%

Depreciation and Amortization	(156,521)	(156,737)	(129,236)	(607,205)	(485,479)
Depreciation	(93,984)	(97,010)	(85,640)	(372,619)	(329,346)
Amortization	(62,537)	(59,727)	(43,596)	(234,586)	(156,133)

EBIT	121,655	89,805	86,398	374,447	318,774
EBIT margin	12%	9%	11%	10%	11%

Monetary indexation, net	(2,991)	(676)	(824)	(5,406)	(1,624)
Loss on exchange rate, net	(155,628)	(117,277)	10,748	(242,258)	56,176
Financial Expenses	(63,075)	(30,965)	(45,462)	(183,352)	(249,600)
interest, charges, arrears and fine	(50,859)	(43,913)	(31,627)	(157,474)	(135,392)
interest financial expenses others (suppliers and taxes)	(8,574)	(2,641)	(4,820)	(21,311)	(28,825)
other financial expenses	(3,642)	15,589	(9,015)	(4,567)	(85,383)
Financial Income	38,758	35,145	18,416	112,490	80,267
Loss on sale of fixed assets	3,553	(1,513)	(2,689)	(0)	(6,569)
Other (non-operating)	(5,017)	2,465	(1,981)	(1,937)	(1,233)

Income/(loss) bef. Investees, min.ints.	(62,746)	(23,014)	64,604	53,983	196,193
Current income tax	(22,111)	(20,250)	(14,451)	(81,215)	(46,988)
Deferred income tax	(6,129)	(20,654)	45,407	(67,774)	(95,974)

Income/(loss) bef. investees, mmin. Ints	(90,988)	(63,918)	95,560	(95,006)	53,231
Non recurring adjustment					154,560

Net Income (loss)	(90,988)	(63,918)	95,560	(95,006)	207,791

4Q08 Earnings Results
February 11, 2009
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NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q08%		3Q08%		3Q07%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	736,880	12.1%	1,055,788	18.5%	569,606	11.2%
Account receivable from subscriber - net	166,105	2.7%	153,047	2.7%	132,328	2.6%
Other receivables	30,150	0.5%	35,834	0.6%	44,932	0.9%
Income tax recoverable	100,357	1.6%	74,857	1.3%	44,848	0.9%
Deferred income tax	57,480	0.9%	61,286	1.1%	73,108	1.4%
Prepaid expenses	24,381	0.4%	28,509	0.5%	25,583	0.5%
Inventories	61,757	1.0%	54,482	1.0%	63,956	1.3%
Total Current Assets	1,177,110	19.3%	1,463,802	25.6%	954,361	18.8%
Investments	3,163	0.1%	1,718,705	30.1%	1,830,052	36.0%
Net Property, Intangible & Diferred	4,490,166	73.8%	2,129,408	37.3%	1,835,377	36.1%
Other Assets	416,116	6.8%	398,123	7.0%	466,547	9.2%
Judicial Deposits	22,337	0.4%	22,180	0.4%	23,326	0.5%
Diferred taxes recoverable	389,225	6.4%	366,120	6.4%	433,844	8.5%
Other receivables	4,554	0.1%	9,822	0.2%	9,377	0.2%
Total Long-term Assets	4,909,445	80.7%	4,246,236	74.4%	4,131,976	81.2%
Total Assets	6,086,555	100.0%	5,710,038	100.0%	5,086,337	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	446,770	7.3%	325,958	5.7%	309,267	6.1%
Provision for payables	25,076	0.4%	11,913	0.2%	9,893	0.2%
Income tax payable	82,589	1.4%	59,677	1.0%	38,568	0.8%
Short-term debt	52,526	0.9%	55,157	1.0%	19,736	0.4%
Debentures	5,805	0.1%	25,424	0.4%	4,932	0.1%
Payroll accruals	16,752	0.3%	13,181	0.2%	11,299	0.2%
Other payable accounts	358,083	5.9%	253,954	4.4%	217,869	4.3%
Tax accruals	110,226	1.8%	85,660	1.5%	73,697	1.4%
Payroll provision	143,921	2.4%	130,263	2.3%	85,787	1.7%
Other debts	103,936	1.7%	38,031	0.7%	58,385	1.1%
Total Curret Liabilities	987,600	16.2%	745,265	13.1%	611,564	12.0%

Long-term debt	1,123,661	18.5%	956,693	16.8%	519,975	10.2%
Debentures	577,824	9.5%	580,000	10.2%	580,000	11.4%
Payroll and Benefits	16,949	0.3%	13,758	0.2%	0	0.0%
Taxes and contributions payable	5,269	0.1%	4,026	0.1%	4,503	0.1%
Provision for contingencies	634,776	10.4%	595,031	10.4%	590,372	11.6%
Future periods results	93,912	1.5%	77,463	1.4%	41,520	0.8%
Others Debts	3,167	0.1%	3,417	0.1%	0	0.0%
Total Long Term Liabilities	2,455,558	40.3%	2,230,388	39.1%	1,736,370	34.1%

Total Liabilities	3,443,157	56.6%	2,975,652	52.1%	2,347,934	46.2%

Capital Stock	5,540,346	91.0%	5,540,346	97.0%	5,466,968	107.5%
Goodwill reserves	212,142	3.5%	212,142	3.7%	285,520	5.6%
Accumulated Losses	(3,109,091)	-51.1%	(3,018,103)	-52.9%	(3,014,085)	-59.3%
Shareholders' Equity	2,643,397	43.4%	2,734,385	47.9%	2,738,403	53.8%

Liabilities and Stockholders´ Equity	6,086,555	100.0%	5,710,038	100.0%	5,086,337	100.0%

4Q08 Earnings Results
February 11, 2009
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NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	4Q08	3Q08	4Q07	2008	2007
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	1,055,788	966,977	628,718	569,606	608,944

Results of the period	(90,988)	(63,918)	95,560	(95,006)	207,791

Non Recurring Adjustment	-	-	-	-	(209,883)

Non-cash items	398,782	325,021	103,041	1,079,913	771,822
Exchange losses, monetary indexation and interest expenses, net	157,690	124,100	(307)	269,259	197
Depreciation and Amortization	156,520	156,737	129,236	607,204	485,481
Diferred income taxes	6,129	20,654	(45,407)	67,774	95,978
Estimated liability for tax, labor and civil claims and assesssments	35,985	(14,758)	(18,805)	(8,895)	29,371
Interest on loans, net	50,317	43,618	31,330	156,403	118,408
Gain (loss) on Hedge	(4,977)	-	2,340	(4,977)	33,397
Result on sale of assets, net	(2,882)	(5,330)	4,654	(6,855)	8,990
Minority shareholders	-	-	-	-	-

Decrease (Increase) in assets	(45,355)	18,007	(8,699)	(62,214)	(49,287)
Trade accounts receivable	(8,605)	(1,296)	8,091	(29,323)	(24,404)
Recoverable income taxes	(50,249)	(20,427)	(24,663)	(62,356)	(20,215)
Prepaid expenses	10,407	(1,124)	2,194	7,761	(3,608)
Inventories and others assets	(5,857)	4,520	14,396	3,617	(9,010)
Other Assets	8,949	36,334	(8,717)	18,087	7,950

Increase (decrease) in liabilities	214,635	53,838	75,205	368,950	168,716
Accounts payables to supliers and programmers	111,758	22,986	17,903	128,448	60,940
Income taxes payable	44,125	25,141	25,928	77,197	35,118
Payroll and related charges	32,574	27,325	7,111	78,931	16,777
Sales taxes, accrued expenses and other liabilities	26,178	(21,614)	24,263	84,374	55,881
Increase (decrease) in workine capital	169,280	71,845	66,506	306,736	119,429

Cash flow from investing activities	(743,517)	(261,199)	(249,237)	(1,372,531)	(840,606)
Acquisition of investments and advances to related companies, net of re	-	-	(17,270)	-	(71,101)
Acquisitions of investments	(390,108)	(1,964)	-	(392,999)	-
Acquisition of property and equipment	(365,440)	(260,213)	(231,920)	(992,943)	(770,412)
Proceeds from the sale of equipment	1,719	978	(47)	3,099	907
Cash and cash equivalents from acquisitions	10,312			10,312
Cash flow from financing activities	(49,338)	17,062	(74,982)	(68,231)	(87,656)
Issuances	34,545	31,470	31,800	93,503	97,952
Repayments	(83,883)	(14,408)	(106,782)	(161,734)	(185,608)
Related parties transactions	(3,127)	-	-	316,393	-

Change in cash and cash equivalents	(318,908)	88,811	(59,113)	167,274	(39,338)

Cash and cash equivalents, end of the period	736,880	1,055,788	569,606	736,880	569,606

4Q08 Earnings Results
February 11, 2009
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Page 15 of 17

FINANCIAL STATEMENTS IN US GAAP – Pro Forma (Unaudited)

Net Serviços de Comunicação S.A.
Income Statement	4Q08	3Q08	4Q07	12M08	12M07
US GAAP (US$ thousand) - non-audited

Revenues
Subscriptions	517,175	668,986	525,293	2,370,657	1,778,961
Sign-on and hookup revenue, net	11,758	16,985	3,707	43,860	14,661
Gross sign-on and hookup fee revenue	11,630	16,620	2,996	42,105	12,376
Deferred sign-on and hookup fee revenue,net	128	365	712	1,755	2,285
Other Revenues	60,079	71,817	51,443	260,447	155,028
PPV	9,178	10,452	20,382	51,705	59,801
Others	50,901	61,365	31,062	208,742	95,227
Gross Revenues	589,012	757,788	580,443	2,674,964	1,948,650
Services and other taxes	(140,785)	(188,731)	(131,849)	(641,178)	(444,081)
Net Revenues	448,227	569,057	448,594	2,033,786	1,504,569

Direct Operating Expenses	(209,479)	(275,953)	(216,069)	(967,015)	(713,930)
Programming & Royalties	(98,881)	(129,483)	(108,477)	(470,217)	(381,200)
Network Expenses	(16,606)	(22,262)	(20,979)	(74,983)	(66,729)
Customers Relations	(2,147)	(2,465)	(2,306)	(9,217)	(8,076)
Payroll and Benefits	(27,388)	(35,033)	(24,621)	(122,722)	(72,218)
Others	(64,457)	(86,710)	(59,686)	(289,876)	(185,707)

Selling, General and Administrative Expenses	(115,654)	(140,709)	(106,810)	(510,273)	(357,855)
Selling	(46,348)	(73,211)	(39,276)	(214,492)	(135,809)
General & administrative	(69,056)	(67,662)	(61,666)	(286,087)	(215,739)
Other income/(expense), net	(250)	164	(5,868)	(9,694)	(6,307)

Bad Debt Expenses	(4,868)	(5,726)	(4,849)	(21,870)	(16,833)

EBITDA	118,226	146,669	120,866	534,628	415,951
EBITDA Margin	26%	26%	27%	26%	28%

Depreciation and Amortization	(59,012)	(76,215)	(60,603)	(275,722)	(220,264)
Depreciation	(53,887)	(69,029)	(54,279)	(249,276)	(203,739)
Amortization	(5,125)	(7,186)	(6,324)	(26,446)	(16,525)
Loss on write-down of equipment, net	1,382	(950)	(1,462)	(798)	(6,493)
EBIT	60,596	69,504	58,801	258,108	189,194
EBIT Margin	14%	12%	13%	13%	13%

Monetary indexation, net	(1,265)	(299)	(296)	(2,303)	(154)
Loss on exchange rate, net	(69,816)	(65,990)	4,757	(117,601)	28,249
Financial expenses	(27,742)	(19,761)	(24,450)	(101,509)	(104,313)
interest,charges, arrears and fine	(21,822)	(25,908)	(17,632)	(86,420)	(67,238)
interest financial expenses others (supliers and taxes)	(5,233)	7,285	(5,669)	(11,463)	(22,587)
other financial expenses	(687)	(1,138)	(1,148)	(3,626)	(14,488)
Financial income	17,126	21,014	10,336	60,931	41,362
Other (non-operating)	(859)	539	(212)	38	(3,245)

Income/(loss) bef. tax, investees, min. ints.	(21,960)	5,007	48,937	97,664	151,093
Current income tax	(10,058)	(12,056)	(8,114)	(45,156)	(21,729)
Deferred income tax	(135)	9,366	27,467	(29,302)	(4,151)

Income/(loss) bef. Investees, min.ints.	(32,153)	2,317	68,290	23,206	125,213
Minority Interest	-	-	(37)	-	(99)
Net Income (Loss)	(32,153)	2,317	68,253	23,206	125,114

4Q08 Earnings Results
February 11, 2009
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Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q08%		3Q08%		4Q07%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	315,310	11.1%	551,527	16.8%	319,063	10.5%
Short term investments	0	0.0%	0	0.0%	2,512	0.1%
Accounts receivable	161,933	5.7%	189,034	5.8%	93,178	3.1%
Inventories	26,426	0.9%	28,461	0.9%	36,107	1.2%
Other	5,473	0.2%	8,250	0.3%	6,894	0.2%
Income tax recoverable	42,943	1.5%	39,104	1.2%	25,319	0.8%
Deferred income tax	7,173	0.3%	24,500	0.7%	36,053	1.2%
Prepaid expenses	11,565	0.4%	14,447	0.4%	13,962	0.5%
Total current assets	570,823	20.1%	855,323	26.1%	533,088	17.5%

Goodwill on acquisition of subsidiaries	814,884	28.7%	870,143	26.5%	941,922	31.0%
Net property and equipment	1,023,839	36.0%	1,078,902	32.9%	998,872	32.9%
Other assets	432,410	15.2%	477,337	14.5%	563,838	18.6%
Judicial Deposits	47,464	1.7%	85,361	2.6%	96,574	3.2%
Deferred and recoverable taxes	88,374	3.1%	116,517	3.6%	151,447	5.0%
Intangible assets	292,266	10.3%	267,510	8.2%	308,575	10.2%
Other receivable	4,306	0.2%	7,949	0.2%	7,242	0.2%
Total Long-term assets	2,271,133	79.9%	2,426,382	73.9%	2,504,632	82.5%

Total assets	2,841,956	100.0%	3,281,705	100.0%	3,037,720	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	191,172	6.7%	170,274	5.2%	174,566	5.7%
Provision for payables	0	0.0%	0	0.0%	13,825	0.5%
Income taxes payable	34,648	1.2%	30,330	0.9%	20,734	0.7%
Short-term debt	0	0.0%	0	0.0%	7,774	0.3%
Current portion of long-term debt	16,567	0.6%	17,006	0.5%	0	0.0%
Interest payable	9,890	0.3%	25,088	0.8%	6,153	0.2%
Deferred Revenue	83,431	2.9%	98,617	3.0%	0	0.0%
Payroll and contributions payable	7,169	0.3%	6,887	0.2%	6,381	0.2%
Other payables and accruals	152,218	5.4%	128,111	3.9%	105,327	3.5%
Tax accruals	47,166	1.7%	44,735	1.4%	41,592	1.4%
Payroll provision	61,584	2.2%	68,048	2.1%	48,465	1.6%
Other debts	43,468	1.5%	15,328	0.5%	15,270	0.5%
Total Current Liabilities	495,095	17.4%	476,313	14.5%	334,760	11.0%

Long-term debt	482,152	17.0%	499,761	15.2%	293,500	9.7%
Debentures	248,181	8.7%	302,983	9.2%	327,443	10.8%
Deferred sign-on, hookup fee and programming	45,329	1.6%	46,050	1.4%	30,841	1.0%
Taxes and payables and accruals	33,982	1.2%	64,514	2.0%	47,523	1.6%
Total long-term liabilities	809,644	28.5%	913,308	27.8%	699,307	23.0%

Provision for contigencies	297,790	10.5%	341,497	10.4%	379,946	12.5%

Capital stock - preffered and common shares	3,360,986	118.3%	3,360,986	102.4%	3,319,301	109.3%
Additional paid-in-capital	38,659	1.4%	37,503	1.1%	79,188	2.6%
Accumulated deficit	(1,781,395)	-62.7%	(1,749,242)	-53.3%	(1,804,601)	-59.4%
Accumulated other comprehensive loss, net	(378,823)	-13.3%	(98,660)	-3.0%	29,819	1.0%
Shareholders' equity	1,239,427	43.6%	1,550,587	47.2%	1,623,707	53.5%

Total Liabilities and Shareholders' Equity	2,841,956	100.0%	3,281,705	100.0%	3,037,720	100.0%

4Q08 Earnings Results
February 11, 2009
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Page 17 of 17

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	4Q08	3Q08	4Q07	2008	2007
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	551,527	607,436	339,652	319,063	57,039

Results of the period	(32,153)	2,317	68,253	23,206	125,114

Non-cash items	147,688	149,800	49,346	498,010	589,890
Exchange losses, monetary indexation and interest expense, net	90,785	90,364	20,069	217,603	93,832
Depreciation and amortization	59,012	76,215	60,604	275,722	220,264
Deferred income taxes	135	(9,367)	(27,467)	29,302	4,151
Estimated liability for tax, labor and civil claims and assessments	(468)	(8,282)	(2,550)	(25,863)	25,879
Deferred sign-on and hook-up fee revenue	92	77	-	233	-
Amortization of deferred revenues	(486)	(156)	(1,872)	(2,531)	(4,548)
Purchase of short investments	-	-	(62)	2,747	243,636
Write off and disposal of assets, net	(1,382)	949	625	797	(316)
Non-cash compensation expense	-	-	(0)	-	6,993

Decrease (Increase) in assets	23,760	(4,958)	(21,539)	(7,135)	(41,048)
Trade accounts receivable	17,118	(8,643)	(6,494)	(14,978)	(35,079)
Recoverable income taxes	(20,186)	(11,959)	(8,998)	(25,432)	(5,940)
Prepaid expenses and other assets	26,828	15,644	(6,047)	33,275	(29)
Increase (decrease) in liabilities	65,531	45,905	52,843	172,254	105,247
Accounts payable to suppliers and programmers	46,850	(9,797)	24,725	42,910	46,810
Income taxes payable	19,530	13,754	10,384	38,267	7,837
Payroll and related charges	7,830	16,248	4,118	42,779	10,754
Sales taxes, accrued expenses and other liabilities	(8,679)	25,700	13,617	48,298	39,847
Increase (decrease) in working capital	89,291	40,947	31,305	165,119	64,200

Cash flow from investing activities	(319,641)	(155,393)	(141,911)	(692,154)	(500,351)
Advances to related companies	(163,559)	-	-	(163,559)	(83,468)
Withdrawals of short-term investments	-	-	(3,489)	-	(5,555)
Acquistion of property and equipment	(156,554)	(155,922)	(143,554)	(529,834)	(422,345)
Proceeds from the sale of equipment	472	529	5,132	1,239	11,017

Cash flow from financing activities	(21,314)	10,276	(41,641)	(33,038)	(45,920)
Issuances	14,964	19,052	(15,144)	50,524	19,049
Repayments	(36,278)	(8,776)	(41,057)	(83,562)	(78,738)
Capital increase	-	-	14,560	-	13,769
Related partes	-	-	-	200,000	-

Effect of exchange rate changes on cash	(100,088)	(103,856)	10,947	(164,896)	25,979

Change in cash and cash equivalents	(236,217)	(55,909)	(23,700)	(3,753)	258,912
	-	-	-	-	-
Cash and cash equivalents, end of the period	315,310	551,527	315,951	315,310	315,951

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.